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                                                       EXHIBIT 4(K)(1)


         AMENDMENT made as of this 20th day of December, 1996 by and between Creative Learning Products, Inc., a New Jersey corporation (the "Corporation"), and Harvey Freeman (the "Consultant").

         WHEREAS, the Corporation and the Consultant have entered into a Consulting Agreement dated as of April 20, 1995 (the "Consulting Agreement") and now desire to clarify the implementation of Section 3(b) of the Consulting Agreement;

         NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained, the parties hereto agree as follows (All capitalized terms as used herein shall have the same meaning as defined in the Consulting Agreement):

         1. If the Corporation becomes obligated to pay to the Consultant the Bonus as provided in Section 3(b) of the Consulting Agreement, then the Corporation shall satisfy such obligation by delivery to the Consultant of 1,333,333 shares of the Common Stock. If the Current Market Value is less than $.75 per share, the Corporation shall issue to the Consultant such number of additional shares of the Common Stock as is necessary so that the product of the total number of shares issued and the Current Market Value of the Common Stock is $1,000,000. For the purpose of Section 3(b) of the Consulting Agreement, the Corporation will direct the Transfer Agent for the Common Stock to issue the shares as the Bonus (the "Bonus Shares") within two business days after the Bonus is earned. Anything in Section 3(b) of the Consulting Agreement to the contrary notwithstanding, the Corporation shall include the Bonus Shares in a Registration Statement on Form SB-2 under the Securities Act which it intends to file not later than January 15, 1997 and as to which it shall use its best efforts to have declared effective under the Securities Act. Upon such effective date, the Corporation shall be deemed to have complied with the requirement set forth in the last sentence of Section 3(b) of the Consulting Agreement.


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         2.       If the Consultant issues the Bonus Shares and, as a result of sales by the Consultant of the Bonus Shares, he does not realize $1,000,000 in gross proceeds from such sales, then the Corporation, in its sole discretion in order to satisfy its obligation to the Consultant that he receive a Bonus of $1,000,000, shall (a) issue to the Consultant such number of additional shares of the Common Stock (the "Additional Shares") as shall have, on the effective date of a registration statement under the Securities Act registering the Additional Shares, a value equal to the difference between $1,000,000 and the gross proceeds the Consultant has received or (b) pay the difference in cash. The foregoing procedure shall be repeated until the Consultant shall have realized from sales of shares of the Common Stock and/or payments in cash the sum of $1,000,000 as a Bonus.

         3. Except as modified by the foregoing two paragraphs, the Consulting Agreement shall remain in full force and effect.

         IN WITNESS WHEREOF, the parties have caused this Amendment to be signed as of the date and year first above written.

                                        CREATIVE LEARNING PRODUCTS, INC.



                                        By:_____________________________________
                                                  President


                                           _____________________________________
                                                  Harvey Freeman



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